Hardware Technology Y Combinator Sustainability B2B

Invest in FuelGems

Nanotechnology fuel additive which makes fuel more efficient and cleaner

FUELGEMS.COM AUSTIN TEXAS





A revolutionary powerful fuel additive for $3.5 trillion fuel market. Saves fuel by up to 8%, increases lubrication, decreases dangerous emissions up to 50%! User ROI up to 1000%. Micro dose of 1 to 5 grams treats 260 gallons of fuel. Our groundbreaking technology is 800x more effective than competing fuel additives and is priced up to 20x lower.

Kirill Gichunts CEO @ FuelGems

Why you may want to invest in us...

1. 🦄💰🚀 One of the most powerful and clean fuel additives in history for the $3.5 trillion market.
2. 🚀 Founder achieved 2 exits, his startups raised $20+ mln, completed IPO at $130 mln valuation.
3. 💰 Revenue potential from pilot company trials $50+ million.
4. Client pipeline are multi-billion companies: BP, Marubeni, PKN ORLEN, Suncor Energy.
5. 📈 FuelGems believes the additive can generate $400+ million in revenue.
6. Patented technology which is up to 800x more powerful than competing additives.
7. 🌍 Reduces fuel consumption by 10% (user ROI up to 1000%) and reduces emissions by up to 50%.
7. 🌍 Reduces fuel consumption by 10% (user ROI up to 1000%) and reduces emissions by up to 50%.
8. 🔥 VC investor: Sputnik ATX. Managing Partner holds PhD in physics from Ivy League.
9. **Lead Investor**: Volodymyr Khmurych committed $100,000

Why investors ❤️ us

WE'VE RAISED $770,394 SINCE OUR FOUNDING



I invested in FuelGems for multiple reasons. Their team and product will



change the world when it comes to using gasoline and diesel. Using diesel and gasoline produces emissions such as unburnt hydrocarbons and particulate matter which cause air pollution and cause heart disease and cancer. FuelGems will save lives. Equally important is the fact that only a tiny amount of 1 to 5 grams of their nanoparticles, which are made of carbon and are safe, are needed to treat 260 gallons of fuel. This is hundreds of times less of active materials than what competitors use in their additives. This tiny amount of additive needed makes FuelGems product very cheap and universally applicable across the huge $3.5 trillion worldwide fuel sector.

Kirill and his PhD scientists are an excellent mix of scientific and business talent. The technology is patented and ready for mass production. They bootstrapped the development of the fuel additive and its production method and their pricing of this round is a great bargain because such product would have cost million to develop if was done by a big company. I love the fact that they ran almost every possible type of test of their technology and the results are nothing short of amazing: reduction in greenhouse gasses by 50%, reduction in consumed fuel by 10%, increased lubrication of engine and components all while customers realize huge ROI numbers.

Their worldwide traction is also amazing. What I love even more is the fact that such a small amount of nanoparticles is needed to treat fuel. This lets them price multiple times cheaper than other fuel additives and win a huge market share very quickly. They didn't spend any money on marketing and huge corporations are contacting them. Such strong demand means that their product is badly needed. They have traction with multi-billion Oil&Gas companies. Just one client of this caliber will bring $30 million in annual revenue. This is extremely exciting because getting 15 clients will sky rocket the company's annual revenue into hundreds of millions relatively quickly. I believe the company has incredible growth ahead and I am very excited to get in with FuelGems at an early stage and to be the lead investor in this deal.

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Volodymyr Khmurych COO UFuture



LEAD INVESTOR | INVESTING $10,000 THIS ROUND

Strongly believe in the project. The next Google, Tesla and/or Microsoft in the making.

Ricardo Joao De Figueiredo Antunes Felix Pontes ★

Compliance Officer at Banco Nacional Ultramarino, S.A. in Macau S.A.R.



First rank team and technology solving urgent global environmental problems while benefiting mankind! The name FuelGems is really befitting this wonderful startup! It's a gem!

John Hwung ★

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Our team

AND OUR MAJOR ACCOMPLISHMENTS



Kirill Gichunts

CEO

Former Managing Partner of a VC accelerator fund: invested/grew over 15 start-ups, achieved exits. Advised Microsoft. Semifinalist of Cleantech Open. Award winning investment banker. Graduated UC Berkeley.





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Jacek Jasinski, Ph.D.

Nanotechnology Scientist

Scientist and Team Leader at Conn Center for Renewable Energy Research, Post Graduate Researcher at Lawrence Berkeley National Laboratory, Ph.D. Semiconductor Physics at University of Warsaw, M.Sc. Solid State Physics at University of Warsaw.





in

Dima Vynnichenko, Ph.D.

Scientist



Research Scientist at National Academy of Sciences of Ukraine, over 10 awards including an award from Government of Ukraine, author of 69 publications. Ph.D. Engineering Sciences from National Academy of Sciences of Ukraine

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In the news



Nanotechnology to reduce consumption of fuel in engines and deliver up to 700% ROI

PR Newswire SAN FRANCISCO, March 20, 2019 /PRNewswire/ -- Silicon Valley startup FuelGems Inc. has released a cutting-edge nanotechnology that will help curb gasoline and diesel usage. After
August 20, 2020 @ seekingalpha.com

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Downloads

📄 FuelGems Investor Presentation.pdf

FuelGems - Making Fuel More Efficient and Clean for Great Savings, Cleaner Air and More Sustainable Planet.

And the biggest corporations in the world want in.

FuelGems' incredibly powerful fuel additive skyrockets the cleanness and performance of Gasoline, Diesel and Bio-fuel used for all modes of transport and electricity generation.

The additive reduces fuel consumption by 8%, increases lubrication of the engine and its components and reduces greenhouse gasses and dangerous emissions by up to 50%!

A tiny amount of 1-5 grams of our environmentally friendly active material is needed to treat 260 gallons of fuel. This is a whooping 800 times less than some competing fuel additives.

The additive is very affordable and easy to use in the massive $3.5 trillion fuel industry. It can be added to fuel by anyone who operates any mode of transport, gas station operators or refineries.

Diesel and gasoline will power 80% of all vehicles by 2050. Fuel is not efficient, dangerous and deadly for the environment and human health.

Problem with gasoline, diesel and bio-fuel

Deadly emissions
Contaminated air and toxic emissions from dirty fuel cause over 5 million people to die annually

Fuel is expensive
Fuel is a huge expense that everyone wants to minimise

Fuel has become more corrosive
Up to 70% more corrosive to the engine

Fuel additives are chemical heavy
Need to add to fuel in large quantities

Refineries need to differentiate fuel
Fuel is currently a commodity that provides no extra value





FuelGems

The world needs a solution today.

Solution by FuelGems
FuelGems decreases emissions
Decreases unburnt hydrocarbons by 50%
Decreases carbon monoxide by up to 15%
Decreases CO2 by up to 8%
Decreases particulate pollution
FuelGems increases lubrication
Increases engine life
Increases fuel pump life
Highly affordable (2 cents extra per gallon)
Refineries can differentiate fuel and create new fuel class
Saves fuel
Up to 8% (users ROI up to 1000%)
Tiny amount needed
1-5 grams per 260 gallons (a whopping 800x less than competing additives)
FuelGems

Investor Testimonials

Dr. Oksana Malysheva - Managing Partner at Spuntik ATX & Ph.D. Physicist from University of Pennsylvania

Joe Merrill - Partner at Sputnik ATX



Dr. Oksana Malysheva and Joe Merrill / VC Investors / Sputnik ATX
from FuelGems Inc.
02:08
vimeo

Volodymyr Khmurych, CFA - Chief Operating Officer at UFuture, Investor



Volodymyr Khmurych / Chief Operating Officer at UFuture
from FuelGems Inc.
02:18
vimeo

Oleksiy Lyubynskyy- CEO at Rentberry

CEO at Rentberry



FuelGems additive is easy to use. Nanoparticles are dissolved in gasoline or another solvent, then this solution is added to fuel.

How it works

A tiny amount:
1-5 grams of nanoparticle "FuelGems" is needed **per 1 ton** (260 gallons) of fuel

Easy for gas stations: just add to large fuel storage tank

Easy for refineries: just add during the refining process

Easy for drivers: just add to fuel tank when filling up

⊚ FuelGems

FuelGems is currently at a pilot and pre-pilot stage with some of the world's largest corporations. **We believe, based on our experience in business, demand from such large corporations signals this product is red hot.** If the three companies in the pilot stage convert to clients, at full capacity, have the potential to deliver about **$50 million in annual revenue to FuelGems.**

Sales pipeline traction

Pilot stage

OMV
OIL&GAS $20bn+ revenue
interest from BOARD OF DIRECTORS

Ovostar Union
FARMING $100mln revenue
interest from BOARD OF DIRECTORS

CONFIDENTIAL MOU with the Company
FLEET OPERATOR $25bn+ revenue
interest from VENTURE & LOGISTICS DIVISIONS

⊚ FuelGems

Sales pipeline traction

Pre-pilot stage

BP
OIL&GAS $300bn+ revenue
interest from CHIEF SCIENTIST

Marubeni
TRADING $60bn+ Revenue
interest from CEO

PKN Orlen
OIL&GAS $30bn+ revenue
interest from BOARD OF DIRECTORS



We believe we can price our additive up to 20x less than competition and this pricing advantage will allow us to dominate the market world-wide. We believe we can generate up to **$400 million in annual revenue from only 15-20 clients.**



FuelGems believes it is on a trajectory to become a billion dollar company.



Our immediate goal is to provide our additive to the largest and most lucrative segments.

We estimate that one refinery alone would result in $27 million in annual revenue. There are 220 refineries in USA and Europe.

We estimate that a gas station operator with 500 stations would result in $12 million in annual revenue. There are 220,000 gas stations in USA and Europe.




Prospective clients and go to market strategy
FuelGems pilot projects are corporate fleets and refineries. Gas Station Operators and Auto Retailers are next.
Refineries
ExxonMobil
bp
Chevron
Valero
Gas Station Operators
SUNOCO
CIRCLE K
ARCO
PHILLIPS 66
Pilot
FLYING J
CONOCO
Corporate fleets
Walmart
Sysco
Coca-Cola
pepsi
HALLIBURTON
US FOODS
Chemicals for Fuel
BASF
The Chemical Company
DOW
FuelGems

FuelGems has demand in key regions of the **massive $3.5 trillion fuel market.**


FuelGems pilot & pre-pilot potential clients are in USA, Europe and Asia
USA
P.M. $ 700 bn
P/g $ 2.60
Europe
P.M. $ 530 bn
P/g $ 6.0
China & India
P.M. $ 620 bn
P/g $ 4.0
*P.M. — Petroleum market
P/g — Price per gallon
Source: BP plc, Bloomberg
FuelGems


Fuel market is enormous while nanotechnology is one of the fastest growth technology sectors
Nanoparticles will be used in products that represent over $2 trillion in the global economy
Fuel market is $3.5 trillion
$50 bn
$10 bn
2026
2018
Nanoparticle market is red hot: $10 billion in 2018 to $50 billion in 2026: 15%+ CAGR Growth
Nanoparticles are amazing because they greatly enhance materials. Our nanoparticles improve gasoline and diesel.

FuelGems has the potential to generate annual revenue of $400 million to $1 billion. At this revenue FuelGems will do an IPO or can be acquired by a company such as Chevron or BP.


Industry exits and financings
Fuel additives were involved in 120 deals with deal value over $200 billion
Gulf acquired HOUGHTON $1 bn
FLINT HILLS resources acquired HUNTSMAN $415 million
HALLIBURTON acquired Athlon $100+ million
Afton acquired North American Fuel
Active buyers are multi-billion dollar corporations
Chevron
Sinopec
Hyundai Oilbank
Afton
KOCH
SMITH
bp
SHV

Nanotechnology for energy conservation: selected financings

NanoMech	Nanomech nanotechnology, energy and lubrication **raised $40 million**	Active growth
nano-c	Nano-C nanotechnology, renewable energy, electronics **raised $17 million**	Active growth
NIS	Nanotech Industrial Solutions oil additives **raised $97 million**	Active growth

Source: Capital IQ, Crunchbase

FuelGems

FuelGems' CEO is an award-winning business leader who has vast experience and a winning track record in investing in and running companies, with a number of his startups having achieved successful exits.

Successful venture track record and startup exits

Kirill Gichunts has successful venture experience and startup exits

eastone	Managing Partner at EastOne's VC accelerator; Invested and mentored over 15 companies. Selected investments:	
	Kabanchik **acquired by Prom.ua**	prom
Preply	Preply, growth stage, **raised 15 million USD**	Active growth
PromoRepublic	PromoRepublic , growth stage, **raised 4.3+ million USD**	Active growth
poptop	Poptop, Series A stage, **raised 1 million USD**	Active growth
inFreeDA	Founding team member of Silicon Valley start-up InFreeDA **acquired by AT&T (NYSE:T)**	AT&T
Microsoft	Advised Microsoft on launching technology accelerator **Cloud Business City**	
CLEAN TECH OPEN	Semifinalist of **Cleantech Open**	
KBC	Completed $33 million IPO on Warsaw Stock Exchange (WSE:OVO). **Award for best IPO in CEE 2011**	

During his career, Kirill has developed relationships with corporations and governments

HONDA, ALSTOM, CEMIRET, TOYOTA, Ford, htdc, TOKYO GAS, HYUNDAI, GM, NASA, IFC, Nishikawa, Sumitomo Corporation, Microsoft, CLEAN TECH OPEN, CSC, Argonne, jcpenney, htdc, LACLEANTECH INCUBATOR

FuelGems

Our world-class scientific team consists of six Ph.D. scientists in disciplines such as chemical engineering, nanotechnology, electro-chemical engineering, physics, chemistry and automotive engineering.

Scientific Team

Jacek Jasinski, Ph.D.
Nanotechnology Scientist

Dmitry Vinnichenko, Ph.D.
Scientist

Tim Rose, Ph.D.
Automotive Engineering Scientist

Irina Nazarova, Ph.D.
Scientist

Yaroslav Bereznitskiy, Ph.D. candidate
Chemical Engineer

Roman Tarasov, Ph.D. candidate
Chemical Engineer

FuelGems

The scientific team developed a groundbreaking plasma generator that creates powerful carbon-based nanoparticles. These nanoparticles are combined with gasoline or another solvent and are then added to fuel.

FuelGems completed state of the art testing on engines at multiple research institution facilities. The reduction in fuel consumption of 8% was achieved with nanoparticle concentration of 3 grams per 260 gallons of fuel and the reduction of unburnt hydrocarbons by 49.5% was achieved with nanoparticle concentration of 5 grams per 260 gallons of fuel.

Engine cell testing

Selected testing conclusions from Coventry University and Academy of Sciences

8% reduction in fuel consumption

CONCLUSIONS

Our outcome analysis of engine studies of the diesel fuel additive effect on the power, economic and environmental performance of a diesel engine allows the following conclusions:

49.5% reduction in unburnt hydrocarbons

Conclusions

Looking at the data in some detail the three additives appear to have a significant positive influence on the unburnt hydrocarbon portion of the exhaust gasses. (UHC ppm). The largest magnitude of change using 5ml / lt at 2000 rpm (a reasonable 70mph cruise rpm) was of the order of 49.5% almost halving this undesirable emission. The average change at 3ml / lt dose was around 16% suggesting that the increase in dosing produced an over geared response. See Table 5 Series 3 Emission



What makes these nanoparticles so special is this: Only a micro-dose of 1 to 5 grams of these nanoparticles is needed per 260 gallons of fuel. Some standard fuel additives typically require anywhere 200x to 800x more additive for the same amount of fuel. In addition, our additive comes at a fraction of the cost of competitors (3x – 20x lower) due to our special manufacturing process. We believe, the end result is that our nanoparticle will **create never-before-seen levels of savings and ROI for the fuel industry and reductions in emissions.**

How it works





Reactor is a small device which easily fits on a laboratory table

Reactor is controlled by a software program

One small unit produces nanoparticles to treat 20 tons of fuel per day

✓ **Proprietary reactors and methodology to produce high amounts of nanoparticles at very low cost**
✓ **10-50 reactors fit in a small laboratory**
✓ **The technology and production is inexpensive and efficient**

◎ **FuelGems**

But it gets better – because our additive is as powerful as it is flexible. It can be added at the refinery level, at the distributor level (added to directly to gas stations, underground tanks and more) or even to fuel tanks by individual drivers.

We believe, the carbon-based nanoparticles are also completely safe for the environment and will gain EPA registration. EPA allows registration and usage of fuel additives which are made from Carbon, Hydrogen, Nitrogen, Oxygen and Sulfur.

On top of this, we've taken exhaustive measures to test our additive for over 5 years at various research institutes and in over 1,000,000 miles of real-world driving in order to guarantee safety and environmental effectiveness.

We've taken every measure to ensure that our solution leads to cleaner air, a better planet and a brighter future for all.

Investor Q&A

What does your company do? ⌄

– COLLAPSE ALL

We developed a revolutionary fuel additive that greatly improves the cleanness/performance of Gasoline, Diesel, Bio-fuel. Tiny amount of 5 grams of nanoparticles are needed to treat 260 gallons of fuel, making our additive one of the most powerful and affordable on the market. Users gain up to 1000% ROI. Our additive reduces greenhouse gas and emissions up to 50%, increases engine/fuel pump lubrication and saves fuel.

Where will your company be in 5 years? ⌄

We hope to expand rapidly to serve the needs of the massive worldwide fuel market. We believe we can sell our product at a price that is up to 20x+ less than some competitors and results up to 1000% ROI for clients. Increasing the price 2x could potentially result in

$500-$800 million of annual revenue while still delivering up to 500% ROI for our clients. These projected revenue levels are based upon us obtaining at least 20 clients. Our goal is to become a billion-dollar company.

Why did you choose this idea? ⌄

A revolutionary powerful fuel additive for $3.5 trillion fuel market. Saves fuel by up to 8%, increases lubrication, decreases dangerous emissions up to 50%! User ROI up to 1000%. Micro dose of 1 to 5 grams treats 260 gallons of fuel. Our groundbreaking technology is 800x more effective than competing fuel additives and is priced up to 20x lower.

How far along are you? What's your biggest obstacle? ⌄

Our technology is fully developed, tested, patented and ready for mass production. We are in pilot stages with clients which potentially could generate over $50 million in revenue in about 1 year once finalized. Our pipeline has the potential to bring over $100 million annual revenue. Our biggest obstacle is to expand production fast enough to meet the customer demand for trials and purchases. None of these future projections are guaranteed.

Who competes with you? What do you understand that they don't? ⌄

We believe we have no direct competitors because we've developed the most advanced and powerful solution in history. Our breakthrough additive will dramatically increase the cleanness and efficiency of fuel at a level that can't be matched. This is because our active ingredient is added in proportion of 1-5 grams to 260 gallons of fuel (up to 800x less than some competition). Our one-of-a-kind combination of incredible effectiveness and incredible affordability puts our additive in a class of its own. The minuscule amount of additive needed to outperform every other existing additive allows us to price up to 20x+ less than additives on the market and move into wholesale to rapidly capture a very large market share very quickly.

How will you make money? ⌄

FuelGems will license the technology, outsource the production to a chemical company and/or produce in house.

FuelGems will sell to refineries, gas stations operators and fleets. Due to our very low price of 2 cents to treat 1 gallon of gasoline, we expect the savings and ROI for each and every customer will be significant, making the decision to switch to FuelGems a very easy one.

We estimated that a small gas station operator with 500 filling stations alone will generate $12 million in annual revenue. Our estimates show one refinery will generate $27 million in annual revenue. There are over 220,000 gas stations and 220 refineries in USA and Europe alone.

Our estimates show that only 30 refineries as clients will generate over $800 million in annual revenue for FuelGems.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

We have 7 clients that are multi-billion and multi-million dollar companies in a pilot and pre-pilot stage. Because of our established production process and low cost of materials, our biggest risk is that we will may not be able to scale fast enough to meet demand. Additional funding will help us secure the additional resources, equipment and people to do this.

What is your client traction and revenue? ⌄

We are in a pilot and pre-pilot phase with multi-billion dollar companies such as BP, Suncor Energy, PKN ORLEN. While the R and D was mostly funded by the founders we need funding to expand production to meet the current demand. Once we expand production capacity FuelGems will have the capacity generate $50 million in the next two years.

Will you have another fundraise? ⌄

We would like to increase shareholder value and minimize dilution. If we raise additional

capital after this offering we expect that our valuation will be significantly higher due to the milestones we hope to achieve between now and the future financing. We believe our next round will be at valuation of around $30-$50 million. Our preferred strategy to grow production capacity is to utilize:

1. Revenue
2. Customer prepayments to grow capacity
3. Secure bank debt using customer contracts

This approach will minimize investor dilution without sacrificing company growth and increasing valuation.

Is your technology ready and what is your production capacity?

Our technology is ready to be mass produced or licensed. We've developed and perfected a proprietary production method (our very own plasma generator) in order to produce our nanoparticles at a very low cost. We've also spent the last 5 years designing and testing the right nanoparticle for maximum effect on fuel.

Our current production capacity allows us to treat 75,000 gallons of fuel per month. This is achieved using the generator shown in the video. We look forward to expand our capacity greatly with additional funding.

What tests have you done that you know your technology works?

We've completed over 30 in-depth tests (listed below) with a high degree of complexity in the areas of nanotechnology, anti-friction properties and engine bench tests. Our friends and colleagues have driven over 1 million miles with our additive and are extremely happy with the fuel savings. Here are some of the tests we've completed:

Nanotechnology, atomic, molecular and chemical testing

-Atomic force microscopy
-Transmission electron microscopy
-Scanning electron microscopy
-Raman spectroscopy
-Infrared spectroscopy
-Oxidation testing
-X-ray fluorescence spectroscopy
-Qualitative chemical analysis
-Energy-dispersive X-ray spectroscopy

Tribology and friction

-Liquid phase electron microscopy
-Differential-phase laser scanning profilometer
-Fuel pump, testing surfaces of various fuels
-4-Ball wear test

Internal combustion engine testing

-Internal combustion gasoline engine bench test
-Internal combustion diesel engine bench test
-Internal combustion engine gas analyzer tests
-Real-life testing over 1,000,000 miles driven in real cars

Do you have VC investors?

FuelGems is backed by an early stage venture capital fund and accelerator Sputnik ATX. A partner at Sputnik ATX, Dr. Oksana Malysheva is also a scientist. She received her PhD in physics from University of Pennsylvania and understand the technology well.

FuelGems founder Kirill Gichunts financed the company. Kirill worked as a managing partner at a venture capital accelerator fund, part of an investment holding with $3bn in assets, where he made over 15 investments into startups, helped grow the companies and achieved exits and successful growth stories.

Is your additive registered with the EPA?

EPA allows registration and usage of fuel additives which are made from Carbon, Hydrogen, Nitrogen, Oxygen and Sulfur. Our nanoparticles are mostly made from carbon, thus we believe we will gain EPA registration. Moreover, the additive is environmentally safe.

Where will your company be in 10 years? ⌄

Our goal is to expand rapidly and grow our business into a billion-dollar company by executing our strategy. The more additive we sell the cleaner our air will be. We plan to do a IPO or become acquired within the next 10 years.

Why does your technology work? ⌄

We believe our technology highly advanced and is the result of some of the brightest minds in various fields and years of extensive research and development. The result is cutting-edge production method which uses a proprietary way to form and apply plasma. Specifically, we've developed unique spherical carbon nano-sized clusters and designed a way to stabilize these nanoparticles so that it easily disperses in fuel and avoids agglomeration. This method avoids the problems existing fuel additives face and place our solution in a class of its own.

How did FuelGems develop its technology? ⌄

Our team of world-class scientists developed the technology over 5 years. We've invested hundreds of thousands of dollars in R and D budget in order to create a new class of fuel additive that we believe is unlike anything the world has ever seen before.

How did the recession and Covid19 impact your company? ⌄

The recession has had some positive impacts FuelGems since companies and people are now much more concerned about reducing expenses – and for fuel our additive is one of the best ways to do so while simultaneously increasing performance. A retail operator with $25 billion in annual revenue and thousands of trucks has contacted us and is interested to use our additive to significantly save on fuel. We believe other companies, big and small, will seek savings on fuel expense.

We understand that the impact of corona virus on the fuel industry generally has resulted in lower demand for fuel. The impact of Covid-19 on our operations, however,

The fuel market is enormous at about $3.5 trillion. While there was a decrease in fuel use for individual drivers and air travel, the demand for fuel remained steady for freight use (delivering freight via trucks, trains and ships). One lengthy ship voyage can use up millions of dollars in fuel, and the use of our additive can cut this number down significantly.

Also, countries and islands use diesel to produce electricity (which our additive greatly cleans and improves). Hawaii generates 80% of electricity from diesel, Jamaica 90%, Saudi Arabia 55%, Israel 21%, Mexico 19%, Japan 20%. Electricity production will remain steady.

How do you protect your intellectual property? ⌄

FuelGems technology works as it is powered by the team's large number of marvelous discoveries. In order to protect these we've retained a world-renowned IP law firm, Knobbe Martens, and have filed a provisional patent in 2019 and a full PCT patent in 2020 which gives us world-wide protection. Our top priority is safeguarding this incredible technology for the benefit of our companies and our investors.

What is your additive made of? ⌄

The key ingredients of our fuel additive are specially designed carbon nanoparticles. They are environmentally safe. The nanoparticles are added to gasoline or another solvent which is then added to fuel which is to be used. The proportion of nanoparticles to "final user fuel" is 1-5 grams per 260 gallons.

How can your additive be used? ⌄

Our additive is extremely accessible and can be used very easily. Individual drivers can add the additive to fuel tanks when filling up. Gas stations operators can add the additive to underground fuel storage tanks when refilling them. Refineries can add the additive to fuel during the refining process.

Is your technology and additive difficult to produce? ⌄

Not at all – and this is thanks to the significant amount of time we've spend perfecting our production process. The end result is that we can easily produce our additive in large quantities despite our highly proprietary technology. The equipment used in the production process is standard laboratory materials and equipment. The plasma generator used to produce the nanoparticles are built using inexpensive common materials.

